UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2009

Commission File Number:  001-13944

NORDIC AMERICAN TANKER SHIPPING LIMITED
(Translation of registrant's name into English)

LOM Building, 27 Reid Street, Hamilton, HM 11, Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [x]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a letter to shareholders from Herbjorn Hansson, Chairman and CEO of Nordic American Tanker Shipping Limited, issued on September 29, 2009.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORDIC AMERICAN TANKER SHIPPING LIMITED
(registrant)

Dated: September 29, 2009	By:	/s/ Herbjørn Hansson
Herbjørn Hansson Chairman, Chief Executive Officer and President

Exhibit 1

Nordic American Tanker Shipping Ltd. (NAT)-(NYSE:NAT) Letter to Shareholders from the Chairman and CEO – Dividend Policy Remains Firmly in Place

Hamilton, Bermuda, September 29, 2009

Dear Shareholder,

It is now time for me to send you a letter summarizing aspects of our current business and financial position.  Nordic American is in an excellent situation in a tanker market which has declined during the last few months primarily due to weakened international economic conditions.  Based on its clean balance sheet and available liquidity resources, Nordic American has a significant upside potential and a limited downside.

We have made good progress, in particular since 2004 when NAT was turned into an operating company.  I shall review some of the key elements.

Our goal is to maximize total return to our shareholders. Total return is defined as the stock price plus dividends, assuming dividends are reinvested in the stock. From 2004 and up to late August this year our total return for the period was about 95% or 14.3% on an annualized basis. Throughout this period Nordic American has kept its full payout dividend policy.

Distribution of available operating cashflow as dividends to our shareholders is an integral and important part of our strategy. NAT's Board of Directors is committed to continuing our dividend policy which remains firmly in place. The amount of our quarterly dividend per share is primarily a reflection of the level of the spot tanker market.

Accretive growth is also a key element in our strategy. The Company has grown from 3 vessels in 2004 to 16 suezmax vessels now, including two newbuildings expected to be delivered in 2010. At this time the Company has adequate financial resources to buy more vessels without tapping the equity market.  Our goal is to grow the fleet faster than the number of shares outstanding. This will provide for accretion to our dividend per share at any rate level in the spot tanker market above our cash break-even which is currently below $10,000 per day per vessel.

In short, Nordic American is well positioned for further strong growth and increase of dividend capacity.

The market capitalization of the Company has grown considerably over the years and has now reached approximately $1.25 billion. The Company has thereby within this 5 year period become the third largest listed tanker company.

We are also pleased to see that the liquidity in our stock has quadrupled over the last 5 years as illustrated by the graph.  In 1Q04 about 200,000 NAT shares were bought and sold per day. This number is now about 800,000 shares.

Following this development, Nordic American has also become an attractive investment alternative for many large institutional investors.

Spot tanker charter market rates are very volatile. During the third quarter, the spot tanker markets have been soft, mainly due to low oil demand, high inventories, seasonal factors and newbuildings from the yards entering the market. The average spot market rate for suezmax tankers as reported by the IMAREX Tanker Index has been $12,932 so far in the third quarter compared with $20,569 per day in the second quarter.  The rates achieved by NAT may well vary from the IMAREX numbers.

The volatility in rates is expected to continue. As a matter of policy, we do not predict future spot rates.

Including all cash expenses, we estimate that our cash break-even for our trading fleet is below $10,000 per day per vessel.  When spot suezmax tanker rates are above this level, you can expect that our company will pay a dividend. This cash break-even rate is very low compared with other listed companies in the industry.

Our dividend and earnings report for the third quarter is expected to be announced Monday November 9, 2009, before the opening of the New York Stock Exchange.  The next dividend is expected to be paid on or about December 4, 2009 to shareholders of record November 23, 2009.

If the present soft spot tanker markets result in lower vessel prices in the second hand markets, we shall be in a position to acquire further vessels inexpensively compared to historical levels. Such acquisitions should increase the dividend capacity of the Company in the future.

We base our maintenance standard on the premise that our ships last for at least 25 years. Technical operations must be perfect – nothing else is acceptable. We are doing business all around the world with the major oil companies as important clients. Safety for crews, protection of the environment and safety for the vessels is our highest priority.

For a lifespan of a vessel its steel quality is of great importance. It requires constant attention to assure proper maintenance of the vessels, including painting of the ballast tanks. We normally have special riding squads to keep up steel and painting quality of the ballast tanks. However, this work is now being performed at a yard in China for one of our vessels following the discharge of a cargo there. When the tanker market is lower and the prices for work at the shipyards have come down substantially, it becomes commercially more attractive to do the painting work at a yard instead of using a travel squad. The costs of the painting at the yard are now moderate and are treated as Capex. It is expected that the loss of income caused by the stay at the yard (opportunity loss) could be in the region of $600,000 most of which can be expected to influence the accounts of 4Q09. This painting and maintenance method is expected to positively impact our cost structure in the future.

As you can understand, I am optimistic about the future of Nordic American.

Many shareholders contact us expressing views and recommendations. Please continue contacting us for any question or comment you may have. My email is herbjorn.hansson@scandicamerican.com.

For other addresses, please see the end of this message.

All the best!

Sincerely,
Herbjorn Hansson
Chairman & CEO

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Matters discussed in this press release may constitute forward-looking statements.  The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business.  Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intend," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties.  Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.  We undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand in the tanker market, as a result of changes in OPEC's petroleum production levels and world wide oil consumption and storage, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to piracy, accidents or political events, vessels breakdowns and instances of off-hire, failure on the part of a seller to complete a sale to us and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission, including the prospectus and related prospectus supplement, our Annual Report on Form 20-F, and our Reports on Form 6-K.

Contacts:
Scandic American Shipping Ltd
Manager for:
Nordic American Tanker Shipping Limited
P.O Box 56, 3201 Sandefjord, Norway
Tel: + 47 33 42 73 00 E-mail:  nat@scandicamerican.com

Rolf Amundsen, Investor Relations
Nordic American Tanker Shipping Limited
Tel: +1 800 601 9079 or + 47 908 26 906

Gary J. Wolfe
Seward & Kissel LLP, New York, USA
Tel: +1 212 574 1223

Turid M. Sørensen, CFO
Nordic American Tanker Shipping Limited
Tel:  + 47 33 42 73 00 or + 47 905 72 927

Herbjørn Hansson, Chairman and Chief Executive Officer
Nordic American Tanker Shipping Limited
Tel:  +1 866 805 9504 or + 47 901 46 291